January 25, 2007

To:	Mr. Michael Fay, Branch Chief

Division of Corporation Finance, Mail Stop 3561

United States Securities and Exchange Commission

Washington, D.C. 20549

Cc:	Mr. Jeffrey Sears, Division of Corporation Finance

Re:	International Textile Group, Inc. and Safety Components International, Inc.

(File No. 000-23938) Response to December 29, 2006 Letter from Michael Fay

______________________________________________________________________________________

Dear Mr. Fay:

We have reviewed all comments contained in your letter dated December 29, 2006 regarding Form 10-K for the year ended December 21, 2005, Form 10-Q for the quarterly period ended September 30, 2006 and Form 8-K furnished October 26, 2006 for International Textile Group, Inc. (“ITG”) and Safety Components International, Inc. (“SCI”). This letter contains our responses to your comments including detailed explanations and additional information specifically requested or that we deem necessary for you to evaluate our responses.

Unless otherwise indicated below, we believe that the financial statements and related disclosures included in the above referenced filings are in compliance with SEC rules and regulations as well as generally accepted accounting principles in all material respects. Please note that ITG Holdings, Inc. (“ITGH”, formerly known as International Textile Group, Inc.) was a nonpublic company prior to the merger with SCI on October 20, 2006 and the financial statements and related disclosures of ITGH included in the above referenced Form 8-K were prepared in accordance with generally accepted accounting principles for nonpublic companies.

We appreciate your comments and we will certainly incorporate these comments into future filings. The responses and information attached is organized in reference to the numbered items from your letter.

We acknowledge that ITG is responsible for the adequacy and accuracy of the disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and ITG may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I will be glad to discuss any questions you may have and provide any additional information you may need. You may contact me at (336) 379-6286, or email me at gary.smith@itg-global.com. Thank you for your consideration of these matters.

Sincerely,

/s/ Gary L. Smith

Gary L. Smith

Executive Vice President and Chief Financial Officer

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Form 10-K: For the Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1 Business and Basis of Presentation

NxGen Partnership, page F-10

Q. 1.

We note that Safety Components International, Inc. recognized a pre-tax amount of approximately $1.2 million related to the company’s proportionate share of the income of NxGen Technologies, LLC – a 49% owned investee accounted for under the equity method. As it appears that the amount of equity income recognized from Safety Components International, Inc.’s investment in NxGen may meet the third condition set forth in Rule 1-02(w) of Regulation S-X, after substituting a threshold of 20 percent for the 10 percent threshold set forth in the Rule, please tell us why financial statements for NxGen Technologies, LLC were not filed in accordance with Rule 3-09 or Regulation S-X. Alternatively, please file these financial statements, if required.

A.1.

Safety Components International, Inc. (the “Company”) did not file financial statements of NxGen Technologies, LLC (“NxGen”) because the Company was required to follow the computational guidance set forth in Rule 1-02(w) of Reg. S-X which states that “If income of the registrant and its subsidiaries consolidated for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation.” The Company recognized income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for fiscal 2005 of $4,450,000 compared with such average income for the last five fiscal years of $10,878,000, resulting in a decrease of 59% thereby triggering the requirement to use average income instead of the most recent fiscal year’s as set forth in the computational guidance in Rule 1-02(w). When average income is substituted for the most recent fiscal year’s income in Rule 1-02(w)(3), NxGen’s percentage of income before income taxes, extraordinary items and cumulative effect of a change in accounting principle for fiscal 2005 results in 11% of the Company’s consolidated average income ($1.2 million divided by $10,878,000). The 11% result therefore fails to meet the 20% threshold of the income test.

Q. 2.

Based upon Note 1 to Safety Components International, Inc.’s financial statements, it appears that the “Equity in earnings from unconsolidated affiliate” recognized from Safety Components International, Inc.’s investment in NxGen Technologies, LLC may have resulted entirely from NxGen’s recognition of an initial license fee charged to a major automotive supplier for an exclusive, world-wide, royalty-bearing license to certain of NxGen’s patents and patent know-how. Furthermore, it appears that the entire amount of the initial license fee may have been recognized as revenue upon receipt. As it does not appear that the initial license fee charged to the major automotive supplier by NxGen was in exchange for the delivery of products or services representing the culmination of a separate earnings process, please tell us why you believe it was appropriate for NxGen to recognize the entire license fee upfront. Refer to SAB Topic 13(3)(f) for further guidance.

A.2.

NxGen recognized the initial license fee charged to a major automotive supplier because the earnings process culminated as a result of research and development of inflator technology which NxGen had developed, tested and delivered to the purchaser prior to December 31, 2005. The transfer of technology and use by the purchaser is not dependent on NxGen’s continuing involvement, as the customer would have paid the fee to obtain the technology for its own use. The earnings process for the initial license fee was complete with the transfer of technology. Further, the initial license fee in article 3.1.a. is only one of three components of the license fee arrangement of the license and consulting agreement (the “Agreement”) with the major automotive supplier which contains future payment agreements above and beyond the initial license fee. The second component under article 3.1.b. of such license and consulting agreement is a fee payable within 60 days of the automotive supplier meeting certain product test validation requirements. The third component under article 3.1.c. of such license and consulting agreement is a fee payable within 60 days of the first sale of an

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air bag system as defined in the agreement. The Agreement specifies under article 3.3 that only the license fees under articles 3.1.b. and 3.1.c. are contingent upon future events, including successful validation of the technology and sale and delivery of product using such technology. Therefore the initial license fee under article 3.1.a. and recognized in 2005 resulted from a separate earnings process (delivery of technology) than the license fees described in articles 3.1.b. and 3.1.c. which relate to the production and sales earnings process. The Company appropriately has not recognized any equity in earnings from the fees associated with articles 3.1.b and 3.1.c.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Item 1. Financial Statements

Notes to Unaudited Condensed Consolidated Financial Statements

Note 11 Subsequent Event, page 17

Q. 3.

You state that as a result of the merger occurring on October 20, 2006 between Safety Components International Inc. and ITGH, your company now operates in five primary businesses: safety textiles, bottom-weight woven apparel fabrics, interior furnishings, government uniform fabrics, and specialty fabrics and services. We note that immediately prior to the merger, Safety Components International, Inc. only consisted of two reportable segments (i.e. fabric and cushion segments). Furthermore, based upon the lack of segment disclosures contained in the financial statements of International Textile Group, Inc. (as provided in exhibit 99.1 of the 8-K furnished October 26, 2006), International Textile Group, Inc. appears to have classified the company’s results of operations within a single operating segment. Please tell us whether you intend to report additional segments as a result of the merger between Safety Components International, Inc. and ITGH (“the combined company”) and discuss the basis for your conclusion. To the extent that you intend to combine more than one of your primary businesses into a single operating segment for financial reporting purposes, please tell us and disclose the factors used to identify your reportable segments, as well as, discuss whether operating segments have been aggregated. Refer to the disclosure requirements of paragraph 26 of SFAS No. 131. In addition, please confirm that your future filings for the combined company will report revenues from external customers for each product and service or group of similar products and services, as well as, information about geographic area as required by paragraphs 37 and 38 of SFAS No. 131.

A.3.

As a nonpublic company during the 2005 and 2004 fiscal years, ITGH was not required to make segment disclosures under Statement of Financial Accounting Standard (“FASB”) No. 131. We plan to report additional segments, as well as the required product revenue and geographic information, as a result of the merger between SCI and ITGH beginning with the December 31, 2006 Form 10-K. We have been working on the segment disclosure project over the past several months and at this time we have concluded that we have nine operating segments: denim apparel fabrics, synthetic/worsted apparel fabrics, government military dress uniforms, government battle dress uniforms, interior furnishings, automotive airbag cushions, automotive airbag and industrial fabrics, commission finishing and development stage start-up operations. These operating segments are reported to our chief operating decision maker. Of these operating segments, we plan to aggregate denim apparel fabrics and synthetic/worsted apparel fabrics into a reportable segment called Apparel Fabrics. We also plan to aggregate government military dress uniforms and government battle dress uniforms into a reportable segment called Government. The factors we considered in determining the reportable segments include economic characteristics, nature of the products/services, nature of the production processes, the type or class of customer for products/services, methods used to distribute products/services, and the nature of applicable regulatory environments. Economic characteristics considered include long-term margins and competitive and operating risks such as fashion sensitivity, trade policy issues, political risk of legislation changes, competitive bid process for contracts, barriers for entry to businesses, retail consolidation, private label products, import competition, and the capital structure of customers. In December 2006, ITGH’s Board of Directors committed to the exit of the U.S. decorative and mattress fabrics product lines that are components of

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the interior furnishings segment. As reported on Form 8-K dated January 11, 2007, ITGH announced that it had reached an agreement to sell certain assets of the mattress product line. Accordingly, these businesses are expected to be reported as discontinued operations in the December 31, 2006 Form 10-K in accordance with SFAS No. 144, possibly resulting in the remaining interior furnishings business ceasing to be a reportable segment. The above referenced aggregation of certain operating segments and the discontinued operations treatment will result in the disclosure of six or seven reportable segments in the December 31, 2006 Form 10-K.

Q. 4.

We note that in connection with the completion of the merger between Safety Components International, Inc. and International Textile Group, Inc., the board of directors of Safety Components International, Inc. declared a stock dividend of one-ninth of one share of common stock for each share of common stock outstanding immediately prior to the effective time of the merger. We note that the declaration of the dividend resulted in the issuance of 612,094 shares; however, based upon the number of shares outstanding, as disclosed in your balance sheet, it does not appear that these shares have been given retroactive effect. Please clarify whether the additional shares issued as a result of your stock dividend were given retroactive effect or tell us why such accounting treatment was not applied. Also, tell us why it does not appear that the additional shares were included in your computation of earnings per share. Please refer to the guidance provided in paragraph 54 of SFAS No. 128, as well as, SAB Topic 4:C.

A.4.

The additional shares issued as a result of SCI’s stock dividend on October 20, 2006 were not given retroactive effect and were not included in the earnings per share computations. These shares were placed in escrow for a period of 18 months from the merger date of October 20, 2006, and as such, they are contingently cancellable upon the settlement of certain indemnification claims under the escrow agreement and therefore have not yet been distributed to our shareholders. We have considered these shares to be contingently issuable under the guidance in paragraph 10, footnote 5(b), of SFAS No. 128. Once all the related indemnification claims, if any, are satisfied, we will record the stock dividend in accordance with paragraph 54 of SFAS No. 128 and SAB Topic 4:C. For diluted earnings per share computations, we will include these shares in earnings per share computations beginning when issued on October 20, 2006 in accordance with paragraph 34 of SFAS No. 128. We believe that the retroactive adjustments required by paragraph 54 of SFAS No. 128 do not apply until the shares are released from escrow. Therefore, we will apply the paragraph 54 retroactive adjustments of both basic and diluted earnings per share to any prior periods presented in financial statements or other data included in applicable filings after these shares are released from escrow. Please note that the retroactive balance sheet effect that will be recorded in accordance with SAB Topic 4:C is approximately six thousand dollars when and if these shares are released from escrow.

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Form 8-K furnished October 26, 2006

Exhibit 99.1

Financial Statements for the Fiscal Year Ended October 2, 2005

Consolidated Balance Sheets, page F-60

Q. 5

We note that the amounts reported as “Sundry accounts payable and accrued liabilities” in the balance sheets of International Textile Group, Inc. were approximately $32.6 million (44.1% of total current liabilities) and $37.4 million (or 38.3% of total current liabilities) for the fiscal years ended October 2, 2005 and October 3, 2004, respectively. Please quantify for us the significant components of your accrued liabilities account for each of the periods referenced. Furthermore, please separately state, in your balance sheet or in a note thereto, each item included in your accrued liabilities account that exceeds 5 percent of your total current liability balance for the respective period. Refer to the requirements of Rule5-02(20) of Regulation S-X.

A.5.

ITGH was a nonpublic company as of October 2, 2005 and October 3,2004 and was not required to separately state each item in “Sundry accounts payable and accrued liabilities” that exceeds 5 percent of total current liabilities for each period in accordance with Rule 5-02(20) of Regulation S-X. We understand that we should have broken these items out in the financial statements filed in this Form 8-K. The table below shows the components of “Sundry accounts payable and accrued liabilities” that exceeded 5 percent of total current liabilities as of the respective dates (in thousands). The items required by Rule 5-02(20) will be separately stated for all periods presented in future filings.

	October 2, 2005	October 3, 2004

Accrued salaries and benefits	$8,863	$8,113
Health insurance reserves	3,375	5,403
Income taxes payable	1,534	5,075
Restructuring related reserves for
severance and benefits	3,800	—
Checks issued in excess of deposits	3,254	6,642
All other	11,767	12,129

Total	$32,593	$37,362

Consolidated Statements of Shareholders’ Equity, page F-62

Q. 6.

Please tell us why the conversion of approximately $31,145,000 of unsecured subordinated notes to shares of common stock during the fiscal year ending October 3, 2004 did not result in the issuance of actual shares of common stock.

A.6.

Please note that the referenced line description in the Statement of Shareholders’ Equity, as well as related disclosures on page F-75, are not fully described for this transaction, but the accounting treatment is correct. The description and disclosures should have stated that the unsecured subordinated notes were assumed by ITGH’s parent company (ITH), resulting in a non-cash contribution of equity capital with no shares issued. These unsecured subordinated notes were not convertible into shares of common stock. We will more fully describe this transaction as applicable in future filings.

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Q. 7.

We note that the notes to International Textile Group, Inc.’s financial statements include very limited discussion of the company’s significant equity transactions occurring during fiscal year 2005. In this regard, it is unclear why a stock dividend resulting in the issuance of 13,416,405 shares would only result in a reduction to retained earnings of approximately $134,000, when you issued common stock and converted unsecured subordinated notes to common stock at significantly greater amounts per share. As such, please tell us i) the nature of each of International Textile Group, Inc.’s significant equity transactions, ii) the party to which each significant equity issuance was made and iii) how the fair value of your common shares was determined at the date of each significant equity issuance.

A.7.

The 2005 stock dividend was considered a “large stock dividend” under generally accepted accounting principles since it was greater than the 20-25% guidelines referenced in AICPA Accounting Research Bulletin (ARB) No. 43 to distinguish between small and large stock dividends. As a large stock dividend, ARB No. 43 requires that no less than the legal minimum (generally par value) should be capitalized; therefore, ITGH recorded the large stock dividend of 13,416,405 shares at the par value of the common stock of $.01 per share. Because ITGH was closely held with 100% ownership by one shareholder (International Textile Holdings, Inc., “ITH”) at the time, it was deemed appropriate to refer to this transaction as a stock dividend in accordance with ARB No. 43.

The 2005 conversion of unsecured subordinated notes to common stock with the WLR Funds (defined in Note (2)) was disclosed in Note (6) on page F-75. In accordance with the terms of the unsecured subordinated notes, such conversion took place at the book value per share of the common stock as of the nearest fiscal year-end date of the company. Post stock dividend, the book value per share was $7.53 as of October 3, 2004, and this value was used in the conversion. The 2005 issuances of 1,536,459 shares of common stock included 476,190 shares issued at $8.40 per share to the Pension Benefit Guaranty Corporation (“PBGC”) in settlement of a lawsuit previously deemed to be without merit, and 1,060,269 shares issued for cash at $8.40 per share to former bondholders of Cone Mills, Inc. These issuances at $8.40 per share represented a negotiated and agreed upon amount representing the October 3, 2004 book value and fair value per share of $7.53, plus $0.87 per share agreed upon to represent the time value of money from that date until the settlement date of May 4, 2005. Please see Note (2) on page F-71 for disclosures related to the PBGC settlement which occurred at negotiated and agreed upon amounts. The PBGC settlement disclosures were made primarily to meet the disclosure requirements for extraordinary items. Please see our response to question number 12 below for a timeline of book values per share representing estimated fair values per share at key dates.

Consolidated Statements of Cash Flows, page F-63

Q. 8.

We note from your statement of cash flows that in fiscal years 2004 and 2005, International Textile Group, Inc. carried debt on the company’s balance sheet which resulted in the recognition of non-cash interest expense, as accrued but unpaid interest was converted to additional principal amounts (hereinafter referred to as “PIK notes”). In substance, PIK notes are accruals for interest incurred but not paid in cash (until a later date or redemption of the notes) under the guidance in footnote 12 of paragraph 28 in SFAS No. 95. Furthermore, the guidance in paragraph 23(d) of SFAS No. 95 requires payments to lenders, that are, in substance, payments for interest to be classified as operating cash outflows in the period paid. In this regard, please tell us whether the “Repayment of unsecured subordinated notes” in amounts of $13.3 million and $5.6 million during fiscal years ended October 2, 2005 and October 3, 2004 included the payment of PIK notes representing previously accrued interest. If so, please tell us i) the specific amounts of the redeemed notes which related to “original principal” versus “accrued interest,” ii) how you determined such amounts, and iii) why it does not appear that any portion of the cash payments used to redeem the unsecured subordinated notes has been reflected in the operating activities section of the cash flow statement. In addition, to the extent that you have used a specific methodology to allocate the amount of the redeemed unsecured subordinated notes between the original principal balance and the PIK notes, please provide a detailed description of your method of allocation, and tell us why you believe your method is appropriate.

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A.8.

Our unsecured subordinated notes do not contain schedules for repayments. The “Repayment of unsecured subordinated notes” in amounts of $13.3 million and $5.6 million during fiscal years 2005 and 2004, respectively, included the payment of PIK note principal only in accordance with the terms of our bank credit agreement dated August 2, 2004. Such prepayments of the unsecured subordinated notes were made under the terms of this bank credit agreement that permitted prepayments in an aggregate amount not to exceed $10 million, or from the net cash proceeds received from any capital contribution or equity investment. It was the intention and understanding of the company, the issuers of the unsecured subordinated notes and the parties to the bank credit agreement that these prepayments represented principal repayments only. Furthermore, if the prepayments had been allocated between principal and interest, the total interest that had been accrued and converted to additional principal in the amounts of $0.4 million in 2005 and $0.1 million in 2004, excluding the portion of accrued interest of $1.8 million that was assumed by ITH on August 2, 2004 in a non-cash transaction (see answer to question number 6 above), was not material in these periods. These amounts would have been even further reduced if the company had allocated principal and accrued interest to determine an amount to present in operating cash flows. We propose expanding any future disclosures about similar restrictions or provisions contained in applicable agreements in future filings, and taking actions to assure that future repayments will properly reflect any repayments of accrued interest in operating cash flows.

Q. 9.

Furthermore, we note from International Textile Group, Inc.’s 10-Q for the period ended September 30, 2006 that as of date of the interim financial statements, ITGH had issued a total of $56.2 million of unsecured subordinated notes to WLR Recovery Fund II L.P., under which accrued but unpaid interest is converted to additional principal amounts. We would expect similar accounting treatment under SFAS No. 95 to be applied upon redemption of ITGH’s unsecured subordinated notes. In this regard, we believe that the disclosure in the operating activities section of your statement of cash flows should be specific and transparent at the time that the notes are redeemed. As such, please use a caption like “Payment of Interest on PIK Notes,” “Redemption of PIK Notes in Lieu of Interest,” or some other similarly labeled line item in future filings, when reflecting operating cash outflows associated with the future redemption of PIK notes.

A.9.

We agree that captions like “Payment of interest on PIK notes” or “Redemption of PIK notes in lieu of interest” or other similarly labeled line items should be used to reflect operating cash outflows associated with future redemptions of PIK notes in future filings.

Notes to Consolidated Financial Statements

(1) Summary of Significant Accounting Policies

(1) Revenue Recognition, page F-66

Q. 10.

We note that International Textile Group, Inc. records sales upon designation of specific goods for later shipment at customers’ request with related risk of ownership passing to such customer. Such sales appear to constitute “bill and hold” arrangements. Given the significance of the criteria which must be met in order to recognize “bill and hold” arrangements as revenue, please provide us with a detailed analysis that evidences/substantiates the consideration that you have given to each of the criteria outlined in SAB Topic 13(A)(3)(a). As a part of your response, please tell us the amount of bill and hold revenue recognized for the periods presented. In addition, please specifically tell us and expand your disclosures related to your revenue recognition policies, in future filings, to discuss:

•	How transfer of title, risks, and rewards (particularly risk of loss) is evidenced for your bill and hold arrangements.
•	To the extent known, the circumstances which result in the establishment of bill and hold arrangements between your company and your customers.

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•

Whether sales reported under bill and hold arrangements relate to inventory that is complete and ready for delivery, segregated from inventory to be used to fulfill other orders, and for which receipt of payment does not depend upon delivery to the customer.

Please provide a sample of your expanded disclosure with your response.

A.10.

We discourage the use of bill and hold sales in all situations except for sales of off-quality goods, commission finishing and certain sales contracts with the U.S. government. The majority of our bill and hold transactions are with U.S. government contractors, and these circumstances are addressed in our “Bill and Hold Policy”. Please see attached Exhibit A, the company’s “Bill and Hold Policy”, that evidences/substantiates the consideration given to each of the criteria outlined in SAB Topic 13(A)(3)(a). Revenue recognized in accordance with bill and hold revenue recognition criteria as of fiscal years ended 2005 and 2004 was $30.0 million and $28.6 million, respectively. The following paragraph is a sample of our expanded disclosure related to revenue recognition policies for future filings:

Revenue Recognition

Sales are recorded upon shipment or, in certain circumstances, upon designation of specific goods for later shipment at customers’ request with related risk of ownership passing to such customers (“bill and hold” sales). The Company discourages the use of bill and hold sales in all situations except for sales of off-quality goods, commission finishing and certain sales contracts with the U.S. government. Under the Company’s written bill and hold policy, a standardized bill and hold agreement (BHA) must be used for all such transactions that specify that the risks of ownership must have passed to the buyer and that the buyer has the expected risk of loss in the event of a decline in the market value of goods, the ordered goods must have been segregated from the Company’s other available for sale inventory and not be subject to being used to fill other orders, the product must be complete and ready for shipment as stated in the BHA, and the date by which the Company expects payment and whether the Company has modified its normal billing and credit terms for this buyer must be stated in the BHA. The Company classifies amounts billed to customers for shipping and handling in net sales, and costs incurred for shipping and handling in cost of sales in the consolidated statement of income.

(4) Investments in Unconsolidated Affiliates, page F-72

Q. 11.

We note from International Textile Group's ("ITG") Consolidated Statement of Operations that the combined "Equity in income of unconsolidated affiliates" recognized for fiscal year 2005 was material relative to the "Income before equity in earnings of unconsolidated affiliates and minority interest net income" recognized by ITG. As such, please tell us if you evaluated whether financial statements of any of ITG's individual unconsolidated affiliates were required to be filed in accordance with Rule 3-09 of Regulations S-X based upon the third condition set forth in Rule 1-02(w) of Regulation S-X, after substituting a threshold of 20 percent for the 10 percent threshold set forth in the Rule. If so, tell us the results of your evaluation.

A.11.

Yes, we did evaluate whether financial statements of any individual unconsolidated affiliates were required to be filed in accordance with Rule 3-09 and Rule 1-02(w) of Regulation S-X using the 20 percent threshold level applied to the combined financial statements of ITGH and SCI. Please note that income averaging was used in the test since combined fiscal year 2005 continuing income before income taxes of $12,502,000 was 10% lower than the resulting five-year average of $14,697,000 in accordance with Rule 1-02(w). Such average combined pre-tax income of $14,697,000 at the 20% threshold resulted in a threshold of $2,939,000, and the company’s equity in income (before income taxes) of its Parras Cone, Mafatlal and Summit Yarn joint ventures was $1,257,000, $643,000 and $529,000, respectively. Please note that “Equity in income of unconsolidated affiliates” included in the consolidated statements of operations includes the company’s equity interest in earnings after income taxes, but in accordance with Rule 1-02(w), income before income taxes was used in the income test under these rules. The company’s equity investments in its Parras Cone, Mafatlal and

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Summit Yarn joint ventures was $1,944,000, $304,000 and $2,308,000, respectively, compared to the 20% threshold for combined consolidated assets of $81,985,000. These tests resulted in no individual financial statements being required under the appropriate income and investment tests under these rules.

(6) Long-term Debt, page F-75

Q. 12.

We note that during fiscal year 2004, you issued $56.1 million of convertible unsecured subordinated notes in connection with your acquisitions of WLR Burlington Acquisition LLC and WLR Cone Acquisition LLC. You state that principal due on the unsecured notes payable to the WLR Funds could from time to time be converted in whole or in part into shares of Company common stock on a dollar for dollar basis, with the conversation ratio per share issued equal to the book value per share of the common stock as of the nearest fiscal year-end date of the Company or such other date as agreed upon by the parties. We also note that on August 2, 2004, $31.1 million of the outstanding balance of the aforementioned unsecured notes payable to WLR Funds was converted to shares of common stock, while $25 million was borrowed under new unsecured convertible subordinated notes to payoff the remaining balance of the original unsecured subordinated notes. Please tell us whether and how you evaluated whether a beneficial conversion feature, as described in EITF 98-5, existed at the date of each issuance of your unsecured convertible subordinated notes and the results of your evaluation. Your response should be in sufficient detail such that it addresses information including, but not limited to, the following:

•	How the book value of your common stock is determined for purposes of ascertaining the price at which your convertible subordinated debt issued in connection with your acquisitions will be converted.
•	The conversion price or ratio of your debt issued on August 2, 2004 as the conversion terms do not appear to be specifically disclosed.
•	How the fair value of your common stock was determined on each date that you issued your unsecured convertible subordinated notes.
•

To the extent that you believe that the book value of your common stock was equivalent to or exceeded the fair value of your common stock, how such determination was made. In addition, to the extent that the book value of your common stock was believed to exceed the fair value of your common stock, and if such book value was determined based upon net asset value, please tell us what consideration was given to the potential impairment of your assets.

•

As it appears that the book value of your common stock appears to be subject to change between the time of issuance of your debt and the ultimate conversion or redemption of your debt, how changes to the effective conversion price have been accounted for.

•

How the conversion terms of your debt have impacted your accounting treatment subsequent to the issuance of the debt – including, but not limited to, the recognition of expense, if any, both prior to and at the time of conversion or redemption.

Furthermore, as i) you have redeemed a portion of your originally issued convertible subordinated debt and ii) and the accrued but unpaid interest on your convertible subordinated debt issued on August 2, 2004 converts to additional principal amounts ("PIK Notes"), please tell us what consideration has been given to Issue 10 and Issue 12 of EITF 00-27 (as applicable) when determining the appropriate accounting treatment for your convertible debt issuances.

A.12.

Please see response to question No. 6 above that better describes that $31.1 million of unsecured subordinated notes were not convertible notes and were not converted to shares of common stock but were assumed by ITH. Therefore, the questions raised in your letter only apply to the $25.0 million unsecured convertible subordinated notes issued on August 2, 2004. On that date, WLR Cone Mills Acquisition LLC was merged with and into WLR Burlington Acquisition LLC. Both of these limited liability companies were 100% owned by affiliates of W.L. Ross and Company as nonpublic companies. As such, there was no readily determinable fair value of the newly established company ITGH. For this reason, the unsecured convertible subordinated notes were convertible based on book value per share (see page F-75) in order to approximate the fair value of the company at a point in

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time as agreed upon by the parties to the notes. EITF 98-5 states that if a quoted market price is not available, the estimate of fair value should be based on the best information available in the circumstances. Therefore, we believe that the fair value of the company’s common stock at the August 2, 2004 date of issuance closely approximated the company’s book value on that date ($7.05) per share post stock dividend), and that no beneficial conversion feature as described in EITF 98-5 existed on August 2, 2004. This is further supported by the fact that both WLR Burlington Acquisition LLC and WLR Cone Mills Acquisition LLC were purchased by affiliates of W.L. Ross and Company on November 10, 2003 and March 12, 2004, respectively, in open bid processes and purchase accounting was applied to these companies such that their balance sheets, which were combined on August 2, 2004, reflected very recent fair value amounts on August 2, 2004.

We believe that the fair value of the company’s common stock approximated book value at each measurement date. Subsequent to the time of issuance of the convertible notes on August 2, 2004, the book value of the company’s common stock changed at each balance sheet date prior to the redemption or conversion of the notes, and thus the conversion price changed at each balance sheet date. Paragraph 13 of EITF 98-5 states that any contingent beneficial conversion feature should be measured at the commitment date but not recognized until the contingency is resolved. However, due to the facts mentioned above, the company believes that the subsequent book values per share approximated the fair values per share at each such balance sheet date, and therefore, there were no contingent beneficial conversion feature values to be recognized in accordance with EITF 98-5 or any accounting adjustments required under Issues 10 and 12 of EITF 00-27. Additionally, because the book value per share increased at the October 3, 2004 reset date, there was no beneficial conversion option under Issue 3 of EITF 00-27 as the book value approximated the fair value. The table below shows a timeline of book values per share representing estimated fair values per share at key dates:

Activity	Date	Book Value Per Share

WLR Burlington Acquisition, LLC	11/10/2003	Purchase accounting
is purchased		applied = Fair Value
WLR Cone Mills Acquisition, LLC	3/12/2004	Purchase accounting
is purchased		applied = Fair Value
Merger of Cone Mills and	8/2/2004	$7.05
Burlington Industries
Issuance of the $25.0 million	8/2/2004	$7.05
convertible notes
2004 fiscal year end	10/3/2004	$7.53
Conversion of remaining debt	5/4/2005	$7.53
($6.7 million) into shares of
common stock
Trenwith appraisal to calculate	7/3/2005	$7.63
fair value for Equity Incentive Plan

(14) Stock-Based Compensation, page F-82

Q. 13.

We note that during the fiscal year ended during fiscal year 2005, International Textile Group, Inc. granted 915,000 shares of ITG, Inc. restricted nonvested common shares with a grant date fair value of $6.78 per share, as well as, 925,000 stock options with an exercise price of $6.78 per share. As we are unclear as to whether International Textile Group, Inc.'s shares traded on an exchange prior to the company's merger with Safety Components International, Inc., please tell how the fair value of your common stock was determined on the date(s) of your restricted share and common stock issuances. To the extent that ITG, Inc.'s shares were not traded on an exchange at the time of your restricted share and stock option issuances, please provide information including, but not limited to:

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•

Whether an independent valuation specialist was used to determine the fair value of your common stock on the date(s) of your restricted share and stock option issuances, and whether such valuation was performed contemporaneously with the issuances. To the extent that management chose not to obtain a contemporaneous valuation of the shares by an independent valuation specialist, please explain why.

•	The method and significant assumptions used to determine the fair value of your common stock on the date(s) of your restricted share and stock option issuances.
•	The valuation alternative selected to determine the fair value of your common shares on the date(s) of your restricted share and stock option issuances.
•

An explanation of any factors contributing to differences between fair value of your common stock on the dates(s) of your restricted share and stock option issuances and any other issuances of common stock during the 2005 fiscal year.

A.13.

ITGH’s shares were not traded on an exchange at the time of the restricted share and stock option issuances. Management determined, with the assistance of an unrelated valuation specialist (Trenwith Valuation, LLC), the fair value of the company’s common stock for purposes of the employee awards (report from Trenwith sent via fax). Trenwith used, among other considerations, the latest quarterly and historical company data available and considered the three traditional valuation approaches (income approach, market approach and asset approach) to determine the fair value of the company’s common stock as recommended in the AICPA’s practice aid “Valuation of Privately-Held Company Equity Securities Issued As Compensation”. The valuation also considered the factors described in Internal Revenue Ruling 59-60 1959-1 (B 237), standard appraisal practices as outlined in the American Society of Appraisers, and other standards deemed appropriate. Trenwith selected the income and market approaches but did not use the asset approach because they did not deem that approach to be an appropriate indicator of fair value on a going concern basis. Significant assumptions used included a going concern basis, the company’s five-year financial forecast, a computed company’s cost of equity of 13.9%, a 10% discount factor for lack of control, and a market indexed EBITDA multiple of 5.5x. The valuation resulted in an initial fair value of $7.63 per share compared to a book value of $7.37 per share as of June 2005 and $7.63 per share at September 2005. The appraised value was weighted 40% to the income approach and 60% to the market approach to arrive at a value of $6.78 that is discounted for employee awards due to lack of marketability resulting from restrictions included in the company’s Equity Incentive Plan. Please see our response to question 7 above for a discussion about the valuation of the company’s common stock for other equity transactions that occurred during the 2005 fiscal year. In each case, book value per share was utilized with discounts or premiums computed to adjust for restrictions or the time value of money.

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Exhibit A

Bill and Hold Policy

ITG adheres to the standard four-pronged revenue recognition criteria articulated in SEC Staff Accounting Bulletin (SAB) 104. However, bill and hold sales are a common business practice in the textile industry whereby revenue is recognized prior to delivery of goods to the customer. ITG discourages the use of bill and hold sales in all situations except for sales of off-quality goods, commission finishing and certain sales contracts with the government. If a bill and hold sale is contemplated outside of these exceptions, prior written approval must be obtained from the Corporate Controller and the standardized ITG Bill and Hold Agreement (BHA) should be used. [Attached]

The BHA is designed to comply with SEC requirements for proper bill and hold revenue recognition. In conjunction with other ITG policies, including standard order approval procedures, this form addresses the criteria which must be met in order to recognize revenue when delivery has not occurred:

1.	The risks of ownership must have passed to the buyer [Stated in the BHA];
2.	The customer must have made a fixed commitment to purchase the goods, preferably in written documentation [Customer purchase order referenced in the BHA];
3.

The buyer, not the seller, must request that the transaction be on a bill and hold basis. The buyer must have a substantial business purpose for ordering the goods on a bill and hold basis [ITG requires the BHA to be in writing on the customer’s letterhead];

4.

There must be a fixed schedule for delivery of the goods. The date for delivery must be reasonable and must be consistent with the buyer’s business purpose (e.g., storage periods are customary in the industry) [Stated in the BHA];

5.	The seller must not have retained any specific performance obligations such that the earning process is not complete [Stated in the BHA];
6.

The ordered goods must have been segregated from the seller’s inventory and not be subject to being used to fill other orders [Goods are specifically identified within the inventory system and are not listed as available for sale]; and

7.	The equipment [product] must be complete and ready for shipment [Stated in the BHA].

Additionally, prior to recognizing a bill and hold sale the following factors should be considered:

1.	The date by which the seller expects payment, and whether the seller has modified its normal billing and credit terms for this buyer [Stated in the BHA];
2.	The seller’s past experiences with and pattern of bill and hold transactions [Bill and hold transactions are commonplace in textile industry];
3.	Whether the buyer has the expected risk of loss in the event of a decline in the market value of goods [Stated in the BHA];
4.	Whether the seller’s custodial risks are insurable and insured [Stated in the BHA];
5.

Whether extended procedures are necessary in order to assure that there are no exceptions to the buyer’s commitment to accept and pay for the goods sold [Consideration is the responsibility of the billing unit].

It is the responsibility of the billing unit to obtain the signed BHA from the customer on its letterhead prior to generating a bill and hold invoice and to send the received original BHA to the Division Controller’s group for record retention. Also, the billing unit should consider whether any contingencies exist which might jeopardize the customer’s ability to accept and pay for the goods. Finally, the billing unit must segregate the bill and hold inventory from available for sale inventory at this time. Any transactions where delivery has not occurred and the above-listed criteria are not met must be reversed from sales recognition.

Revised 6/22/2006

[Customer letterhead]

[Date]

[ITG Contact Name/Address]

Dear [ITG Contact Name]

This letter is to request that [ITG Business Unit] bill and hold [Customer Name] for the following purchase orders:

_______________________________________________________

_______________________________________________________

_______________________________________________________

I understand that in accordance with bill and hold revenue recognition criteria, upon invoicing for the goods by [ITG Business Unit]:

•	All title to goods and associated risks of ownership, including risk of loss in the event of a decline in market value of the goods, pass to [Customer Name];
•	[ITG Business Unit] represents that the goods are complete and ready for shipment;
•	[ITG Business Unit] has satisfied its specific performance obligations with respect to the goods other than delivery thereof which is subject to the terms immediately following;
•

Goods will be held by [ITG Business Unit] for a maximum of [xx] days after which time [ITG Business Unit] will ship these goods to a location provided by [Customer Name]. Failure to provide shipping instructions by this date will result in [ITG Business Unit] charging [Customer Name] a storage fee at standard rates;

•	Normal credit and billing terms as stated on the bill and hold invoice will not be modified and [Customer Name] intends to pay the invoice in accordance with such terms;
•	[ITG Business Unit] represents that it maintains sufficient casualty insurance in its role as custodian of the goods

In the event that any terms of this bill and hold letter agreement are in conflict with the terms of any other document sent or executed by the parties hereto, including without limitation any purchase orders sent by [Customer Name], the terms of this letter shall control.

Sincerely,

[Customer Name]

[Customer Contact Name/Title]

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